

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via Email
Thomas F. Farrell II
Principal Executive Officer
Dominion Gas Holdings LLC
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Gas Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 19, 2014**
> **File No. 333-195066**

Dear Mr. Farrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place, please set forth the terms of the $4 billion credit facility, including the interest rate and maturity date.

Industry and Market Data, page ii

2. We note your response to comment 5 in our letter dated May 2, 2014. Please remove the language that you "have not independently verified such data," as it continues to suggest that you are not responsible for the information contained in your registration statement.

Selected Historical Consolidated Financial Information, page 13

3. Please revise your filing to present balance sheet information for the March 31, 2013 comparative period or tell us why such information is unnecessary. We refer you to Instruction 4 of Item 301 of Regulation S-K.

Securities Ownership, page 95

4. Please revise to update this table as of a recent practicable date. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 96

5. The seventh paragraph of this section suggests that this section covers relevant transactions during the fiscal year ended December 31, 2013. Please confirm that this section covers relevant transactions since the beginning of your last fiscal year, as well as the two fiscal years preceding your last fiscal year and currently proposed transactions, and revise as necessary. Refer to Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Jane Whitt Sellers, Esq.